SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                            ICN Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

               Common Stock, par value $0.01 per share ("Shares")
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   44 8924 100
     ----------------------------------------------------------------------
                                 (CUSIP Number)

        David L. Cohen                            David Winters
           Principal                                President
 Iridian Asset Management LLC             Franklin Mutual Advisers, LLC
      276 Post Road West                   51 John F. Kennedy Parkway
    Westport, CT 06880-4704               Short Hills, New Jersey 07078
         203-341-9000                             973-912-2177

                                 with a copy to:

                            Daniel S. Sternberg, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                  212-225-2000
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Persons Authorized to Receive
                           Notices and Communications)

                                  March 8, 2002
     ----------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |X| (As to the Iridian Reporting Persons (as defined below) only.)

The information required on this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                       (Continued on the following pages)
                              (Page 1 of 25 Pages)

---------------------
CUSIP No. 44 8924 100
---------------------

     1  NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Iridian Asset Management LLC

     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |X|
                                                                    (b) |_|
     3  SEC USE ONLY


     4  SOURCE OF FUNDS

        WC

     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e) |_|

     6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

    NUMBER OF SHARES           7  SOLE VOTING POWER
BENEFICIALLY OWNED BY
 EACH REPORTING PERSON            0
        WITH
                               8  SHARED VOTING POWER

                                  4,714,457

                               9  SOLE DISPOSITIVE POWER

                                  0

                              10  SHARED DISPOSITIVE POWER

                                  4,714,457

    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,714,457

    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES|X|

        Disclaims beneficial ownership for all purposes of the Common Stock held by FMA, FRI or Providence (See Items 4 and 5(a))

    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.8% (See Item 5(a))

    14  TYPE OF REPORTING PERSON

        IA

---------------------
CUSIP No. 44 8924 100
---------------------

     1  NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        LC Capital Management, LLC

     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |X|
                                                                    (b) |_|
     3  SEC USE ONLY


     4  SOURCE OF FUNDS

        WC

     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e) |_|

     6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

    NUMBER OF SHARES           7  SOLE VOTING POWER
BENEFICIALLY OWNED BY
 EACH REPORTING PERSON            0
        WITH
                               8  SHARED VOTING POWER

                                  4,714,457

                               9  SOLE DISPOSITIVE POWER

                                  0

                              10  SHARED DISPOSITIVE POWER

                                  4,714,457

    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,714,457

    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES|X|

        Disclaims beneficial ownership for all purposes of the Common Stock held by FMA, FRI or Providence (See Items 4 and 5(a))

    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.8% (See Item 5(a))

    14  TYPE OF REPORTING PERSON

        HC

---------------------
CUSIP No. 44 8924 100
---------------------

     1  NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        CL Investors, Inc.

     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |X|
                                                                    (b) |_|
     3  SEC USE ONLY


     4  SOURCE OF FUNDS

        WC

     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e) |_|

     6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

    NUMBER OF SHARES           7  SOLE VOTING POWER
BENEFICIALLY OWNED BY
 EACH REPORTING PERSON            0
        WITH
                               8  SHARED VOTING POWER

                                  4,714,457

                               9  SOLE DISPOSITIVE POWER

                                  0

                              10  SHARED DISPOSITIVE POWER

                                  4,714,457

    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,714,457

    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES|X|

        Disclaims beneficial ownership for all purposes of the Common Stock held by FMA, FRI or Providence (See Items 4 and 5(a))

    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.8% (See Item 5(a))

    14  TYPE OF REPORTING PERSON

        HC

---------------------
CUSIP No. 44 8924 100
---------------------

     1  NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        COLE Partners LLC

     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |X|
                                                                    (b) |_|
     3  SEC USE ONLY


     4  SOURCE OF FUNDS

        WC

     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e) |_|

     6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

    NUMBER OF SHARES           7  SOLE VOTING POWER
BENEFICIALLY OWNED BY
 EACH REPORTING PERSON            0
        WITH
                               8  SHARED VOTING POWER

                                  108,500

                               9  SOLE DISPOSITIVE POWER

                                  0

                              10  SHARED DISPOSITIVE POWER

                                  108,500

    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        108,500

    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES|X|

        Disclaims beneficial ownership for all purposes of the Common Stock held by FMA, FRI or Providence (See Items 4 and 5(a))

    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.1% (See Item 5(a))

    14  TYPE OF REPORTING PERSON

        HC

---------------------
CUSIP No. 44 8924 100
---------------------

     1  NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Iridian Private Business Value Equity Fund, L.P.

     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |X|
                                                                    (b) |_|
     3  SEC USE ONLY


     4  SOURCE OF FUNDS

        WC

     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e) |_|

     6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

    NUMBER OF SHARES           7  SOLE VOTING POWER
BENEFICIALLY OWNED BY
 EACH REPORTING PERSON            0
        WITH
                               8  SHARED VOTING POWER

                                  108,500

                               9  SOLE DISPOSITIVE POWER

                                  0

                              10  SHARED DISPOSITIVE POWER

                                  108,500

    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        108,500

    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES|X|

        Disclaims beneficial ownership for all purposes of the Common Stock held by FMA, FRI or Providence (See Items 4 and 5(a))

    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.1% (See Item 5(a))

    14  TYPE OF REPORTING PERSON

        PN

---------------------
CUSIP No. 44 8924 100
---------------------

     1  NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        David L. Cohen

     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |X|
                                                                    (b) |_|
     3  SEC USE ONLY


     4  SOURCE OF FUNDS

        WC

     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e) |_|

     6  CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

    NUMBER OF SHARES           7  SOLE VOTING POWER
BENEFICIALLY OWNED BY
 EACH REPORTING PERSON            0
        WITH
                               8  SHARED VOTING POWER

                                  4,807,457

                               9  SOLE DISPOSITIVE POWER

                                  0

                              10  SHARED DISPOSITIVE POWER

                                  4,807,457

    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,807,457

    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES|X|

        Disclaims beneficial ownership for all purposes of the Common Stock held by FMA, FRI or Providence (See Items 4 and 5(a))

    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.9% (See Item 5(a))

    14  TYPE OF REPORTING PERSON

        IN

---------------------
CUSIP No. 44 8924 100
---------------------

     1  NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Harold J. Levy

     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |X|
                                                                    (b) |_|
     3  SEC USE ONLY


     4  SOURCE OF FUNDS

        WC

     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e) |_|

     6  CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

    NUMBER OF SHARES           7  SOLE VOTING POWER
BENEFICIALLY OWNED BY
 EACH REPORTING PERSON            0
        WITH
                               8  SHARED VOTING POWER

                                  4,807,457

                               9  SOLE DISPOSITIVE POWER

                                  0

                              10  SHARED DISPOSITIVE POWER

                                  4,807,457

    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,807,457

    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES|X|

        Disclaims beneficial ownership for all purposes of the Common Stock held by FMA, FRI or Providence (See Items 4 and 5(a))

    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.9% (See Item 5(a))

    14  TYPE OF REPORTING PERSON

        IN

---------------------
CUSIP No. 44 8924 100
---------------------

     1  NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Franklin Mutual Advisers, LLC

     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |X|
                                                                    (b) |_|
     3  SEC USE ONLY


     4  SOURCE OF FUNDS

        WC

     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e) |_|

     6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

    NUMBER OF SHARES           7  SOLE VOTING POWER
BENEFICIALLY OWNED BY
 EACH REPORTING PERSON            2,386,273
        WITH
                               8  SHARED VOTING POWER

                                  0

                               9  SOLE DISPOSITIVE POWER

                                  2,386,273

                              10  SHARED DISPOSITIVE POWER

                                  0

    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,386,273

    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES|X|

        Disclaims beneficial ownership for all purposes of the Common Stock held by FMA, FRI or Providence (See Items 4 and 5(a))

    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        2.9% (See Item 5(a))

    14  TYPE OF REPORTING PERSON

        IA

Item 1.   Security and Issuer.

          This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of ICN Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at 3300 Hyland Avenue, Costa Mesa, California 92626.

Item 2.   Identity and Background.

          This statement is filed by the Iridian Reporting Persons and FMA (each as defined below and collectively, the "Reporting Persons"). The Reporting Persons have filed this statement jointly because on March 8, 2002 they reached an agreement to consult with each other in connection with their respective investments in the Common Stock (including in connection with the acquisition, disposition and voting of such Common Stock) and with respect to the Issuer generally and also to share certain expenses incurred by either of them in connection with their respective investments in the Common Stock and their joint efforts made to maximize the value thereof. See Item 6 below. As a result, the Iridian Reporting Persons and FMA may be deemed to be a "group" for purposes of Regulation 13D-G under the Act and each Reporting Person may thus be deemed to possess "beneficial ownership" of all of the Common Stock owned by each other Reporting Person. However, except as described in this statement, the Iridian Reporting Persons, on the one hand, and FMA, on the other, have no agreements or understandings between them relating to the acquisition, disposition, holding or voting of the Common Stock held by them and each expressly disclaims beneficial ownership for all purposes of the Common Stock held by the other.

          (1) Iridian Reporting Persons.

          Iridian Asset Management LLC ("Iridian"), LC Capital Management, LLC ("LC Capital"), CL Investors, Inc. ("CL Investors"), COLE Partners LLC ("COLE"), Iridian Private Business Value Equity Fund, L.P. ("Iridian Private Business"), David L. Cohen and Harold J. Levy (collectively, the "Iridian Reporting Persons").

          The principal business address of each of the Iridian Reporting Persons is c/o Iridian Asset Management LLC, 276 Post Road West, Westport, CT 06880-4704.

          Each of Iridian, LC Capital and COLE is a Delaware limited liability company. CL Investors is a Delaware corporation. Iridian Private Business is a Delaware limited partnership. Each of David L. Cohen and Harold J. Levy is a citizen of the United States.

          Iridian is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, and its principal business is managing a number of accounts containing securities over which Iridian has voting and dispositive power. Iridian is also the sole member of COLE.

          The principal business of LC Capital is serving as the controlling member of Iridian. The principal business of CL Investors is serving as the controlling member of LC Capital. The principal business of COLE is serving as the general partner of Iridian Private Business. The principal business of Iridian Private Business is investing in securities. Iridian serves as the investment adviser to Iridian Private Business. COLE, as the general partner of Iridian Private Business, and Iridian, as the sole member of COLE and investment adviser to Iridian Private Business, share voting and dispositive power over the investments of Iridian Private Business.

          Each of Messrs. Cohen and Levy owns 50% of the common stock of CL Investors and, as his principal occupation, serves as a director of CL Investors, as a manager and Principal of LC Capital and as a Principal and portfolio manager of Iridian.

          Each of Messrs. Cohen and Levy also serves as an employee of Arnhold &
S. Bleichroeder Advisers, Inc. ("A&SB Advisers"), an investment adviser registered under the Investment Advisers Act of 1940. A&SB Advisers acts as the investment adviser to First Eagle Fund of America, an open-end non-diversified mutual fund ("First Eagle"), which is a separate series or portfolio of First Eagle Trust, an investment company registered under the Investment Company Act of 1940. To the Iridian Reporting Persons' knowledge, pursuant to the terms of the investment advisory agreement between A&SB Advisers and First Eagle, A&SB Advisors has the authority, for and in the name of First Eagle, to vote and to dispose of securities owned by First Eagle. As employees of A&SB Advisers, Messrs. Cohen and Levy perform A&SB's investment advisory duties and functions with respect to First Eagle, including the exercise of voting and dispositive power over securities held by First Eagle.

          In addition to Messrs. Cohen and Levy, Jeffrey M. Elliott serves as a director of CL Investors and as a manager of LC Capital. He also serves as President, Treasurer and Secretary of CL Investors, as Executive Vice President of LC Capital and as Executive Vice President and Chief Operating Officer of Iridian, which constitutes his principal occupation. The principal business address of Mr. Elliott is 276 Post Road West, Westport, Connecticut 06880-4704 and he is a citizen of the United States.

          None of the Iridian Reporting Persons nor Mr. Elliott has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (2) FMA Reporting Persons.

          Franklin Mutual Advisers, LLC ("FMA").

          The principal business address of FMA is 51 John F. Kennedy Parkway Short Hills, NJ 07078. FMA is an investment adviser registered with the U.S. Securities and Exchange Commission and investment adviser to the Franklin Mutual Series Fund Inc. FMA is a Delaware limited liability company.

          The names, addresses, principal occupations and citizenship of each executive officer and director and each controlling person, if any, of FMA are set forth in Schedule I attached hereto.

          Neither FMA nor, to the best of its knowledge, any of the persons listed in Schedule I has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          (1) Iridian Reporting Persons.

          The securities reported in Item 5 as beneficially owned by the Iridian Reporting Persons were acquired as follows:

          Accounts managed by Iridian (excluding Iridian Private Business) purchased an aggregate of 4,605,957 shares of Common Stock for total consideration (including brokerage commissions) of approximately $141.1 million derived from the capital of the managed accounts.

          Iridian Private Business purchased an aggregate of 108,500 shares of Common Stock for a total consideration (including brokerage commissions) of approximately $3.3 million derived from the capital of Iridian Private Business.

          First Eagle purchased an aggregate of 93,000 shares of Common Stock for total consideration (including brokerage commissions) of approximately $2.5 million derived from the capital of First Eagle.

          (2) FMA Reporting Persons.

          The securities reported in Item 5 as beneficially owned by FMA were acquired with funds of approximately $67.7 million (including brokerage commissions). All such funds were provided from investment capital of FMA's respective advisory clients.

Item 4.   Purpose of Transaction.

          The Reporting Persons believe that the Common Stock trades, and has for some time traded, at significant discounts to the intrinsic value of the Issuer. They believe that one means to enhance the value of the Common Stock would be to pursue a restructuring of the Issuer, similar to that announced by the Issuer in October 2000, into three separate and wholly-independent businesses, managed by separate, qualified management under the direction of independent and responsible boards of directors with corporate governance structures in place to enhance investor confidence and to ensure irreproachable levels of accountability. The Reporting Persons invested in the Common Stock following the Issuer's May 2001 annual meeting of shareholders in the belief that the election at such meeting of three directors nominated by shareholders of the Issuer following an election contest would result in the Issuer's management and board of directors moving forward with alacrity to consummate such a restructuring. The Reporting Persons have noted that in the nine months since the Issuer's last annual meeting, not only has the restructuring not been consummated but, in their view, only grudging and insufficient progress has been made toward that particular goal or toward the general goal of enhancing the value of the Common Stock.

          Pursuant to the Shareholder Agreement (see Item 6 below), the Reporting Persons have agreed to consult with each other in connection with their respective investments in the Common Stock and with respect to the Issuer generally and also to share certain expenses incurred by either of them in connection with their respective investments in the Common Stock and their joint efforts made to maximize the value thereof.

          The Reporting Persons currently intend to evaluate and should they determine to do so, to take measures to encourage vigorously the Issuer's management and board of directors to consummate a restructuring in a satisfactory manner and otherwise to take steps to enhance the value of the Issuer. Such measures may include, without limitation, holding discussions with the Issuer's management and/or directors, holding discussions with other shareholders of the Issuer, nominating one or more persons for election to the Issuer's board of directors and soliciting proxies for the election of such nominees, and formulating plans or proposals regarding the business or management of the Issuer and/or its subsidiaries (including one or more of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D).

          Following their entering into the Shareholder Agreement on March 8, 2002, the Reporting Persons met and held discussions with certain of the directors of the Issuer, including the chairman of the board, regarding their views and the possibility that potential directors identified and sponsored by the Reporting Persons could be elected to the Issuer's board of directors with the concurrence and endorsement of the board. These discussions did not result in any agreement or understanding with the Issuer. The Reporting Persons may seek to have further discussions with the Issuer's directors and/or management regarding similar or other proposals.

          The Reporting Persons have retained Providence Capital, Inc. as their financial advisor in connection with their respective investments in the Issuer and their activities with respect to the Issuer described in this Item 4. The Reporting Persons understand that, as of the date of this statement, Providence Capital, Inc. (together with its affiliates, "Providence") beneficially owns in the aggregate 149,000 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock. The Reporting Persons have no agreement or understanding with Providence regarding the acquisition, disposition, holding or voting of the Common Stock and expressly disclaim for all purposes beneficial ownership of the Common Stock held by Providence.

          Except as set forth in this statement, none of the Reporting Persons currently has any plans or proposals that relate to or that would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. The Reporting Persons may in the future acquire additional Common Stock or other securities of the Issuer, in the open market, in privately-negotiated purchases or otherwise and may also, depending on then current circumstances, dispose of all or a portion of the Common Stock beneficially owned by them in one or more transactions. Additionally, the Reporting Persons reserve the right from time to time to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D, to the extent deemed advisable by the Reporting Persons.

Item 5.   Interest in Securities of the Issuer.

          (a), (b) As of the date of this statement, the Reporting Persons may be deemed to beneficially own in the aggregate 7,193,730 shares of Common Stock, representing 8.8% of the outstanding Common Stock (the percentage of shares of Common Stock owned being based upon 81,543,552 shares of Common Stock outstanding at November 7, 2001 as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001). The Iridian Reporting Persons, on the one hand, and FMA, on the other, each expressly disclaims beneficial ownership for all purposes of the Common Stock held by the other.

          (1) Iridian Reporting Persons.

          The Iridian Reporting Persons may be deemed to have direct beneficial ownership of shares of Common Stock as follows:

    Name                    Number of Shares                   Percentage
    ----                    ----------------                   ----------
Iridian (1)                    4,605,957                           5.7%
First Eagle (2)                 93,000                             0.1%
Iridian Private Business        108,500                            0.1%


(1) The shares of Common Stock set forth above for Iridian do not include the shares of Common Stock held by Iridian Private Business.
(2) First Eagle has written 930 call options each for 100 shares of Common Stock at a price per share of $2.20, exercisable at $35 per share, which expire
March 22, 2002.



          Iridian has direct beneficial ownership of the shares of Common Stock in the accounts which it manages. In addition, Iridian is the investment adviser for Iridian Private Business. In such capacity, Iridian has the right to vote and direct the disposition of shares of Common Stock held by such entities and, consequently, has beneficial ownership of such shares.

          LC Capital, as the controlling member of Iridian, may be deemed to possess beneficial ownership of the shares of Common Stock beneficially owned by Iridian. CL Investors, as the controlling member of LC Capital, may be deemed to possess beneficial ownership of the shares of Common Stock beneficially owned by LC Capital. Messrs. Cohen and Levy, as controlling stockholders of CL Investors, may be deemed to possess beneficial ownership of shares of Common Stock beneficially owned by CL Investors. Messrs. Cohen and Levy may also be deemed to possess beneficial ownership of the shares of Common Stock beneficially owned by Iridian by virtue of their service as Principals of Iridian, to possess beneficial ownership of the shares of Common Stock beneficially owned by LC Capital by virtue of their service as Principals and managers of LC Capital, and to possess beneficial ownership of the shares of Common Stock beneficially owned by CL Investors by virtue of the fact that they constitute a majority of CL Investors' Board of Directors. Messrs. Cohen and Levy disclaim beneficial ownership of such shares for all other purposes.

          COLE, as the sole general partner of Iridian Private Business, may be deemed to own beneficially shares of Common Stock of which Iridian Private Business may be deemed to possess direct beneficial ownership. Iridian, as the sole member of COLE, may be deemed to possess beneficial ownership of the shares of Common Stock that are beneficially owned by COLE.

          Iridian has the direct power to vote or direct the vote, and the direct power to dispose or direct the disposition, of 4,605,957 shares of Common Stock. LC Capital, CL Investors and Messrs. Cohen and Levy may be deemed to share with Iridian the power to vote or direct the vote and to dispose or direct the disposition of such shares.

          Iridian has the direct power to vote or direct the vote, and the direct power to dispose or direct the disposition, of the 108,500 shares of Common Stock held by Iridian Private Business. COLE (in addition to LC Capital, CL Investors and Messrs. Cohen and Levy) may be deemed to share with Iridian the power to vote or direct the vote and to dispose or direct the disposition of such shares.

          Messrs. Cohen and Levy have the power to vote or direct the vote, and the power to dispose or direct the disposition, of the 93,000 shares of Common Stock held by First Eagle pursuant to their employment with A&SB Advisers described in Item 2 of this statement (which description is incorporated hereby by reference). By virtue of their ability to exercise voting and dispositive power over the shares of Common Stock beneficially owned by First Eagle, Messrs. Cohen and Levy, may be deemed to possess beneficial ownership of such shares. Messrs. Cohen and Levy disclaim beneficial ownership of such shares for all other purposes.

          (2) FMA Reporting Persons.

          One or more of FMA's advisory clients is the owner of 2,386,273 shares of Common Stock. Investment advisory contracts with FMA's advisory clients grant to FMA sole voting and investment discretion over the securities owned by its advisory clients. Therefore, FMA may be deemed to be, for purposes of Regulation 13D-G under the Act, the beneficial owner of 2,386,273 shares, representing approximately 2.93% of the outstanding shares of Common Stock.

          FMA is an indirect wholly owned subsidiary of Franklin Resources, Inc. ("FRI"). Beneficial ownership by investment advisory subsidiaries and other affiliates of FRI is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (January 12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by FMA are exercised independently from FRI, and from all other investment advisor subsidiaries of FRI (FRI, its affiliates and investment advisor subsidiaries other than FMA are collectively referred to herein as "FRI affiliates"). Furthermore, FMA and FRI internal policies and procedures establish informational barriers that prevent the flow between FMA and the FRI affiliates of information that relates to the voting and investment powers over the securities owned by their respective advisory clients. Consequently, FMA and the FRI affiliates each report the securities over which they hold investment and voting power separately from each other. FMA believes, based upon publicly reported information in financial information services, that other affiliates of FRI may be deemed to have beneficial ownership of securities of the Issuer. No filing pursuant to Regulation 13D-G of the Act has been made by such affiliates and FMA has no direct information in this regard.

          Charles B. Johnson and Rupert H. Johnson, Jr. (the "Principal Shareholders") each own in excess of 10% of the outstanding Common Stock of FRI and are the principal shareholders of FRI. However, FMA exercises voting and investment powers on behalf of its advisory clients independently of FRI, the Principal Shareholders, and their respective affiliates. Consequently, beneficial ownership of the securities being reported by FMA is not attributed to FRI, the Principal Shareholders, and their respective affiliates other than FMA. FMA disclaims any economic interest or beneficial ownership in any of the securities of the Issuer that may be beneficially owned by FRI or its other affiliates. FRI disclaims any economic interest or beneficial ownership in any of the securities of the Issuer covered by this statement.

          Furthermore, FRI, the Principal Shareholders, and their respective affiliates including FMA, are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Act and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities held by any of them or by any persons or entities advised by FRI subsidiaries.

          (c) Other than the transactions described in Schedules IIA and IIB of this statement, none of the Reporting Persons, Jeffrey M. Elliott, nor, to the best of their knowledge, any of the persons listed in Schedule I, have effected any transactions in the Common Stock during the 60-day period preceding the date this statement was filed.

          (d) No person other than the Reporting Persons, Jeffrey M. Elliott and the persons listed on Schedule I has any right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of any of the Common Stock beneficially owned by the Reporting Persons, except, in the case of the Iridian Reporting Persons, that the dividends from, or proceeds from the sale of, shares of Common Stock in each respective account managed by Iridian (or, in the case of First Eagle, managed by Messrs. Cohen and Levy) will be delivered into each such respective account, and, in the case of FMA, respective advisory clients of FMA.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Iridian and FMA have entered into a letter agreement, dated March 8, 2002, relating to their respective investments in the Common Stock (the "Shareholder Agreement"), pursuant to which they have agreed, among other things, to file this statement jointly and to consult with each other prior to any purchase or sale of Common Stock, prior to voting their respective holdings of Common Stock on any matter subject to a shareholder vote and prior to adopting any plans or proposals that relate to or that would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. Iridian and FMA have also agreed to share between themselves in the proportion provided for in the Shareholder Agreement any expenses reasonably incurred by either of them in connection with their respective investments in the Common Stock and their joint efforts made to maximize the value thereof. Either party to the Shareholder Agreement may terminate it at any time. The Shareholder Agreement is filed as Exhibit 1 to this statement and is incorporated herein in its entirety by this reference. The foregoing description of this document is a summary only, and is qualified in its entirety by reference to such document.

          Other than as described in this statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, Jeffrey M. Elliott or, to the best of their knowledge, any of the persons listed in Schedule I, or between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. In the case of the Iridian Reporting Persons, Iridian receives a fee from each of its managed accounts based upon the value of assets under management and, in certain cases, a certain percentage of realized and unrealized profits, if any, derived from the managed accounts' investments and Messrs. Cohen and Levy receive compensation under their employment arrangements with A&SB Advisors based indirectly upon the value of the assets of First Eagle under management by A&SB Advisors. First Eagle wrote 930 call options each for 100 shares of Common Stock at a price per share of $2.20, exercisable at $35 per share, which expire March 22, 2002.

Item 7.    Material to be Filed as Exhibits.

Exhibit 1 Letter Agreement, dated March 8, 2002, between Iridian Asset Management LLC and Franklin Mutual Advisers, LLC.

Exhibit 2   Joint Filing Agreement.

                                   SIGNATURES

                  After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 13, 2002                             IRIDIAN ASSET MANAGEMENT LLC


                                                 /s/ David L. Cohen
                                                 -------------------
                                                 By: David L. Cohen
                                                 Title: Principal

                                                 LC CAPITAL MANAGEMENT, LLC


                                                 /s/ David L. Cohen
                                                 -------------------
                                                 By: David L. Cohen
                                                 Title: Principal

                                                 CL INVESTORS, INC.


                                                 /s/ Jeffrey M. Elliott
                                                 -----------------------
                                                 By: Jeffrey M. Elliott
                                                 Title: President

                                                 COLE PARTNERS LLC


                                                 /s/ David L. Cohen
                                                 -------------------
                                                 By: David L. Cohen
                                                 Title: Principal

                                                 IRIDIAN PRIVATE BUSINESS VALUE
                                                 EQUITY FUND, L.P.

                                                     By: COLE Partners LLC,
                                                         General Partner

                                                         /s/ David L. Cohen
                                                         -------------------
                                                         By: David L. Cohen
                                                         Title: Principal


                                                 /s/ David L. Cohen
                                                 -------------------
                                                 David L. Cohen, individually


                                                 /s/ Harold J. Levy
                                                 -------------------
                                                 Harold J. Levy, individually

Date: March 13, 2002                             FRANKLIN MUTUAL ADVISERS, LLC


                                                 /s/ David Winters
                                                 -------------------
                                                 By: David Winters
                                                 Title: President

                                   SCHEDULE I

                                       FMA
                        DIRECTORS AND EXECUTIVE OFFICERS

                  Each of the individuals named below is a citizen of the United States with a principal business address as indicated below.

Name                       Principal Occupation and Address
----                       --------------------------------

Peter A. Langerman         Chief Executive Officer - Short Hills (1)

David Winters              President - Short Hills (1)

Martin L. Flanagan         Senior Vice President and Chief Financial Officer
                           - San Mateo (2)

Larry Sondike              Senior Vice President - Short Hills (1)

Jeff Diamond               Senior Vice President - Short Hills (1)

Susan Potto                Senior Vice President - Short Hills (1)

Michael Embler             Vice President - Short Hills (1)

Matthew Haynes             Vice President - Short Hills (1)

Ephraim Karpel             Vice President - Trading - Short Hills (1)

Andrea Kraszewski          Vice President - Arbitrage - Short Hills (1)

Stuart Pistol              Assistant Vice President - Short Hills (1)

Bradley Takahashi          Assistant Vice President - Short Hills (1)

Charles R. Sims            Treasurer - San Mateo (2)

Leslie M. Kratter          Secretary - San Mateo (2)

(1) Franklin Mutual Advisers, LLC, 51 John F. Kennedy Parkway, Short Hills, NJ 07078. An investment adviser registered with the U.S. Securities and Exchange Commission and investment adviser to the Franklin Mutual Series Fund Inc.

(2) Franklin Resources, Inc., One Franklin Parkway, San Mateo, CA 94403. Parent Company of Franklin/Templeton Distributors, Inc. (the Parent Company of Franklin Mutual Advisers, LLC) and a number of investment advisers and administrative companies providing investment advice and administrative services to the Franklin/Templeton Group of Funds, Franklin Mutual Series Fund Inc., managed accounts and other investment products.

                                  SCHEDULE IIA

                            IRIDIAN REPORTING PERSONS
                          TRANSACTIONS IN COMMON STOCK

          Unless otherwise indicated, each of the transactions described below was a purchase (sale) of Common Stock for cash on the New York Stock Exchange.

                          Iridian Asset Management LLC
                          ----------------------------

       Date                 Number of Shares          Price per Share (1)
       ----                 ----------------          -------------------

January 15, 2002                (1,300)                    $31.0000
January 15, 2002                (1,000)                    $30.8500
January 16, 2002               (15,900) (2)                $31.5100
January 22, 2002                (7,000) (2)                $29.8900
January 28, 2002               (25,300) (2)                $31.3200
January 28, 2002                 2,600                     $31.7900
February 25, 2002               (4,100)                    $29.4985
March 4, 2002                   (8,900)                    $28.4500


(1)      Price excludes commission.

(2)      Delivered out of a client account in lieu of cash.


                           First Eagle Fund of America
                           ---------------------------


January 3, 2002   wrote 930 call options each for 100 shares of Common Stock at a price per share of $2.20, exercisable at $35 per share, which expire March 22, 2002.

                                  SCHEDULE IIB

                                       FMA
                          TRANSACTIONS IN COMMON STOCK

          Unless otherwise indicated, each of the transactions described below was a purchase of Common Stock for cash on the New York Stock Exchange.


Date                       Number of Shares        Price per Share (1)
----                       ----------------        -------------------

January 30, 2002                 10,000                  $30.5900
February 1, 2002                    313                  $31.9100
February 1, 2002                  4,900                  $31.9265
February 4, 2002                 90,400                  $29.9628
February 5, 2002                  1,100                  $29.2500
February 6, 2002                 90,200                  $29.1797
February 7, 2002                 50,000                  $27.8360
February 12, 2002                12,500                  $29.5364
February 19, 2002                 3,550                  $28.9453
February 20, 2002                 3,570                  $29.6946
February 21, 2002                11,600                  $30.0148
February 22, 2002               225,000                  $29.8143
February 25, 2002               175,000                  $29.8067




(1) Price includes commission.